Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES CORPORATE UPDATE

Thousand Oaks, CALIFORNIA, April 15, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide a corporate update on upcoming events.

First Quarter Earnings Release and Earnings Call

The Company expects to release financial and operating results for the first quarter of 2025 before the market opens on May 14, 2025.

In connection with the earnings release, management will host a conference call for investors and analysts on May 14, 2025, at 9:00 a.m. Pacific time to discuss the Company’s results and to host a Q&A session. Interested parties are invited to participate by calling:

Dial-In: 1-877-317-6789

International Dial-In: 1-412-317-6789

When calling, please request to be joined into the Kolibri Global Energy Inc. call.

Webinar

Wolf Regener, CEO and Gary Johnson, CFO will be participating in a Renmark virtual webinar on April 16, 2025 at 9 AM Pacific time. Registration is available for this event at https://www.renmarkfinancial.com/events.

Corporate Presentation

The Company has also updated its corporate presentation that can be found on its website.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com